NO ACT

PE
1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




11005920

March 2, 2011

Stacy S. Ingram
Assistant Secretary & Senior Counsel-
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-02-2011

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

Dear Ms. Ingram:

This is in response to your letter dated January 25, 2011 concerning the shareholder proposal submitted to Home Depot by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 3, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

March 2, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

The proposal requests that the board annually assess the risks created by the actions Home Depot takes to avoid or minimize U.S. federal, state, and local corporate income taxes and that it provide a report to shareholders on the assessment.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to Home Depot's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



EMPLOYEES PENSION PLAN

February 3, 2011

VIA EMAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Home Depot, Inc. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Home Depot, Inc. ("Home Depot" or the "Company") a shareholder proposal (the "Proposal") requesting a report regarding certain aspects of risk assessment.

In a letter dated January 25, 2011 ("Home Depot Letter"), the Company stated its intent to omit the Proposal from its proxy materials for the 2011 annual meeting of shareholders and asked that the Staff issue a determination not to recommend enforcement action if Home Depot does so.

Home Depot relies solely on Rule 14a-8(i)(7), asserting that the Proposal deals with a matter related to the Company's ordinary business operations. Because Home Depot has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that its request for relief be denied.

The Proposal

The proposal asks Home Depot's board of directors each year to "assess the risks created by the actions Home Depot takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information."

The supporting statement cites issues that have arisen about Home Depot's practices, including negative publicity and litigation surrounding the Company's attempts to reduce tax liability.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Also cited is empirical research that found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk. A separate study concluded that tax avoidance schemes can "advance the interest of managers rather than shareholders."

Of particular note is the Internal Revenue Service's recent adoption of reporting requirement for "uncertain tax positions." As of tax years starting in January 2010, companies with assets exceeding $10 million must report to the IRS their income tax position for which the company or a related party has recorded a reserve in an audited financial statement, or for which no reserve was recorded because of an expectation to litigate.[1]

Analysis

The Proposal does not involve Home Depot's "ordinary business" under Rule 14a-8(i)(7).

Tax planning and compliance. In opposing a proposal seeking a report on risk assessment issues, Home Depot claims first that the "ordinary business" exclusion in Rule 14a-8(i)(7) may be invoked because the issues present merely issues of tax planning and compliance, as well as the Company's sources of financing (Home Depot Letter at 2-4). In so doing, Home Depot fails to acknowledge that the exclusion does not apply if the subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Staff Legal Bulletin No. 14E* § B (Oct. 27, 2009). Home Depot characterizes the Proposal as an attempt at micromanagement on an issue that is "complex" and best left to management (Home Depot Letter at 2-3).

Before responding to these points, it is important to reframe the issue, which is not as "ordinary" as Home Depot appears to think. Differently put, it is important to explode the myth that managing tax risk is a technical exercise in which the interests of shareholders and the company are perfectly aligned, that shareholders' only interest is the lowest possible payment of taxes and that management's judgment can thus be relied upon without shareholder input. Recent research in the area suggests otherwise.

Illustrative is one of the academic studies cited in the supporting statement. A 2010 report examining a large sample of U.S. public companies from 1995-2008 concluded that "corporate tax avoidance is positively associated with firm-specific stock price crash risk." J-B. Kim, Y. Li, L. Zhang, *Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis* at i (July 2010), *available at*
http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1596209&rec=1&srcabs=1594936

---

[1]The IRS has usefully collected the final rule, reporting schedule and other materials at http://www.irs.gov/businesses/corporations/article/0,,id=221533,00.html.

("Kim"). The report continues: "Tax avoidance facilitates managerial rent extraction and bad news hoarding activities for extended periods by providing tools, masks, and justifications for these opportunistic behaviors." *Id.* The study reviews how this happened in spectacular fashion at Enron and Tyco, where complex and opaque tax arrangements benefitted senior managers, but when those arrangements proved unsustainable, the stock price plummeted to the detriment of shareholders as a whole. *Id.* at 10-13.

Kim criticizes the "traditional" view upon which Home Depot relies, namely, that tax avoidance is a benign and "value-maximizing activity that transfers wealth from the state to corporate shareholders." *Id.* at 1. In fact, the study argues, tax avoidance activities "can create opportunities for managers to pursue activities that are designed to hide bad news and mislead investors." *Id.* at 2. Indeed, management may justify the opacity of tax treatments "by claiming that complexity and obfuscation are necessary to minimize the risk" of IRS detection. *Id.* However, "complex and opaque tax avoidance transactions can also increase the latitude for other means of rent diversion and earnings manipulation." *Id.*

The Kim study is not alone. A 2009 study similarly concluded that "corporate tax avoidance activities need not advance the interests of shareholders" and that "investors must consider how to evaluate tax avoidance activities to ensure that shareholder interests are actually being advanced." M. Desai and D. Dhrmapala, *Earnings Management, Corporate Shelters, and Book-Tax Alignment* (Jan. 2009) at 3, 12, *available at* http://www.people.hbs.edu/mdesai/EarningsMngmtCTA.pdf ("Desai"). As with the Kim study, the Desai study views the issue as an agency-principal problem. Historically, Desai notes, managers were unwilling to engage in corporate tax avoidance because managers' interests were aligned with those of shareholders generally. So what changed? Desai suggests that increased levels of corporate tax avoidance can be tied to the rise of incentive compensation over the past 15 years, which creates incentives for managers to operate "opportunistically and in a manner that is not in the best interests of shareholders." *Id.* at 3-4. Specifically, "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." *Id.* at 12.

Another recent study correlates tax avoidance with executive compensation practices that put a premium on short-term returns. The study examines tax treatment by 19 paper companies of $6.4 billion in direct government subsidies that were structured as one-time refundable tax credits if the companies produced a certain product. Although these subsidies generated significant income for these companies, 8 of them reported some and 6 of them reported no tax benefits from these subsidies. The other five actually reported the subsidies as taxable income. L. De Simone, J. Robinson, B. Stomberg, *Distilling the reserve for uncertain tax positions: The revealing case of Black Liquor* ("De Simone") available at http://ssrn.com/abstract=1751622.

The authors viewed this as an ideal case study for examining tax reporting aggressiveness, since each company is in the same industry and is engaged in the same practice for the same year involving the same product. As to the first group of companies, which viewed these subsidies as an opportunity for accruing tax benefits and thus improving their numbers, the study noted that the firms had the highest average pay for CEOs and CFOs and suggested that executives may be "more myopic" as to tax reporting because of their focus on short-term results and stock-based compensation; these firms also had the lowest number of shareholders holding at least five percent of the stock. De Simone at 25-27, 36 (Table 5).

This background underscores several ways in which the Proposal presents policy issues that transcend ordinary business.

First, there is at some level a connection between tax avoidance and senior executive compensation, a topic that the Division has for the past 20 years recognized as beyond the scope of the "ordinary business" exclusion. *E.g., Wendy's International Inc.* (Dec. 4, 1989). According to one academic study, "equity risk incentives are positively associated with greater tax avoidance. Our results are robust across several measures of tax risk, but do not vary across four proxies for strength of corporate governance. We conclude that equity risk incentives are a significant determinant of corporate tax planning." S. Rego and R. Wilson, *Executive Compensation, Equity Risk Incentives, and Corporate Tax Aggressiveness* (July 2010), *available at* http://ssrn.com/abstract=1337207.

Second, the question of tax avoidance has moved front and center as a policy question within the last year. The flashpoint was the IRS' decision to require companies to file a new schedule setting forth for the IRS their "uncertain tax positions." It is difficult to overstate the depth of opposition to this proposal from corporate taxpayers. When first proposed, there was a massive outpouring of opposition from affected corporations,[2] and the Commissioner of Internal Revenue acknowledged that the proposal was a "game-changer" with respect to the IRS' relationship with large corporate taxpayers.[3] After the new requirement was adopted, a leading tax journal, reporting on events of the past year, characterized the IRS's UTP program as probably the most "unpleasant" development for corporate taxpayers in 2010.[4] Home Depot

[2] J. Coder, "Commenters Ask IRS to Abandon UTP Reporting Proposal, Change Schedule," *Tax Notes,* p. 1064 (June 7, 2010) (Ex. 1).

[3] Prepared Remarks of Commissioner of Internal Revenue Douglas H. Shulman before the Tax Executives Institute 60th Mid-Year Meeting (Apr. 12, 2010), *available at* http://www.irs.gov/newsroom/article/0,,id=221280,00.html.

[4] J. Coder, "UTP Reporting Regime Rattle Corporate Tax Community," *Tax Notes,* p. 38 (Jan. 3, 2011) (Ex. 2). *See also* "Execs Nervous about Reporting Uncertain Tax Positions to IRS" (Oct. 25, 2010), *available at* www.accountingtoday.com/news/Execs-Nervous-Reporting-Uncertain--Tax-Positions-IRS-56075-1.html.

never addresses this issue, which was squarely raised in the Plan's supporting statement, but the significance for corporate taxpayers cannot be underestimated. With corporate taxpayers now required to showcase for the IRS their "uncertain" tax positions, the interest in this topic will only increase.

Third, as the supporting statement notes, at a time when there is public debate about the national deficit, questions about tax revenues are inextricably bound up with that debate.

These factors demonstrate the existence of a policy issue at least as significant as other issues that the Division has said are proper for shareholders to express a view. What is notable as well is that none of the no-action letters cited by Home Depot involve the multiple policy issues that are present here. In addition, all of the rulings are several years old at the earliest, predating the cited new research and the recent developments discussed above.

Thus Home Depot cites letters about tax planning and compliance or sources of a company's financing in discussing rulings that involved requests for reports on tax breaks to an extent not provided in a Form 10-K. *PepsiCo, Inc.* (Mar. 13, 2003); *Pfizer Inc.* (Feb. 5, 2003). The proponents in those cases did not assert overriding shareholder concerns or policy concerns of the magnitude cited here. The supporting statement in those cases pointed vaguely to the possibility of "political risk" in the future, but made no effort to articulate a more direct or compelling shareholder interest, as the Plan has done here.

Home Depot also cites letters dealing with requests to evaluate the impact of a flat tax on the company should such a proposal be adopted by Congress. *Verizon Communications, Inc.* (Jan. 31, 2006); *General Electric Co.* (Jan. 17, 2006); *Johnson & Johnson* (Jan. 24, 2006). The Division granted no-action relief based on its view that assessments of possible legislative action are entrusted to management. *See International Business Machines, Inc.* (Mar. 2, 2000). The present Proposal does not involve such theoretical concerns, but rather the Company's current practices.

Other cited letters involved a request for a report on the benefits from tax abatements, tax credits and the company's effective tax rate, *General Electric Co.* (Feb. 15, 2000), and asked the company to reject taxpayer-guaranteed loans, credits or subsidies in conducting overseas business operations. *E.I. du Pont de Nemours & Co.* (Oct. 16, 1992); *Texaco Inc.* (Mar. 31, 1992). The Proposal here is qualitatively different. It does not seek to prescribe, limit or otherwise regulate what tax breaks the Company may choose to utilize or foreswear. Instead, the Proposal requests an annual review and report on risk assessment without asking the board affirmatively to justify the benefits of certain practices.

Home Depot's argument that the Proposal involves straight-forward issues of "legal compliance" is not supported by the cited authorities, which involved proposals seeking to assure compliance for the sake of compliance. (Home Depot Letter at 4). Thus, the Plan's Proposal does not:

- ask why the proponent's employer lacks a code of ethics for executives (*Sprint Nextel Corp.* (Mar. 16, 2010));
- ask a company to verify the employment eligibility of employees, as it is required to do by law (*Johnson & Johnson* (Feb. 22, 2010)); or
- ask for a report on the safety of the company's products (*Home Depot, Inc.* (Jan. 25, 2008)).

By contrast, and to the extent that the Plan's Proposal touches on "compliance," the goal is not about compliance for its own sake, but the role that the Company's tax practices play in creating risk for Company and its shareholders pertaining to the exogenous policy issues discussed above.

In short, and notwithstanding Home Depot's point that the matter is "complex," it is precisely the complexity that shrouds this area – much of it created by the corporate taxpayer -- that creates significant shareholder risk. As the Kim and Desai studies point out, it is precisely the fact that tax avoidance plans are created to be complex, if not opaque, which creates a risk of management aggrandizement at shareholder expense and the risk of a significant drop in stock price.

Involvement in the legislative process. Home Depot raises a second ground for exclusion under Rule 14a-8(i)(7), claiming that the Plan is trying to "engage the Company in a political or legislative process." (Home Depot Letter at 4.) The Proposal is said to be part of the "Proponent's campaign to expand corporate taxation and to limit the ability of companies to take advantage of tax incentives and other measures to reduce tax liability." (Home Depot Letter at 4-5.) This mischaracterizes the Proposal. A proponent's citation of a broad policy issue or issues in order to overcome an "ordinary business" objection does not automatically imply that a proponent is asking a company to take position on legislation or to start lobbying or refrain from lobbying.

Each of the cited letters (Home Depot Letter at 5) involved a request for a company to take a position on how pending or proposed legislation would affect the company in the future or else to get actively involved in lobbying for enactment of legislation. Here, by contrast, there is no mention in the Proposal or supporting statement of specific legislation or revenue proposals that may affect the Company in the future, such that the Company might want to enter the legislative arena. Instead, the Proposal seeks a report on the Company's risk assessments regardless of what legislation might or might not be passed in the future. As the Kim article shows – and as shareholders of Enron and Tyco can attest – leaving complex tax issues entirely to management can have potentially devastating effects. In section B of *Staff Legal Bulletin 14E*, the Division acknowledged an "increasing[ ] cognizan[ce] that the adequacy of risk management and oversight can have major consequences for a company and its shareholders" and concluded that proposals involving risk assessment are proper subjects for shareholders to address under Rule 14a-8. We agree, and Home Depot's invocation of slogans such as "tax planning," "micromanagement" or "compliance" cannot suffice to warrant exclusion of this Proposal.

* * * *

For these reasons, the Plan respectfully asks the Division to deny the no-action relief Home Depot has sought.

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Stacy S. Ingram, Esq.
stacy_ingram@homedepot.com



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 25, 2011

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by AFSCME Employees Pension Plan
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about April 15, 2011); and

- concurrently sent a copy of this letter via facsimile to the Proponent as notice of the Company's intent to exclude the Proposal from the 2011 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.


USA
Proud Sponsor

THE PROPOSAL

The Proposal states as follows:

"**Resolved**, that the shareholders of The Home Depot, Inc. ('HD') request that HD's board of directors annually assess the risks created by the actions HD takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information."

A copy of the Proposal and supporting statement, as well as any related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company.

ANALYSIS

The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, namely the Company's decisions, strategy and management of its corporate income tax planning and compliance.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to a company's ordinary business operations may be excluded from the company's proxy materials. In Staff Legal Bulletin No. 14E, the Staff set forth the framework it would use to evaluate proposals like the one submitted by the Proponent requesting the board of directors to perform a risk assessment of its corporate tax planning and compliance and to issue a report to shareholders on such assessment. The Staff stated that for proposals related to risk assessment, it would "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company...and in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." The Staff analyzes proposals asking for the preparation of a report pursuant to this same framework. As set forth in Release No. 20091 (Aug. 16, 1983), the Staff will permit exclusion of a proposal under Rule 14a-8(i)(7) requesting a special report where the subject matter of the special report involves a matter of ordinary business.

Exclusion of the Proposal from the 2011 Proxy Materials is consistent with the policies supporting the ordinary business exclusion. According to Release No. 34-40018 (May 21, 1998) (the "Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the Release, the Commission noted that the "policy underlying the ordinary business exclusion rests on two central considerations." The first consideration relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently taken the position that proposals related to a company's tax planning and compliance are part of a company's ordinary business operations and thus may be excluded from a company's proxy materials under Rule 14a-8(i)(7). See, *e.g., Verizon Communications Inc.* (avail. Jan. 31, 2006) (proposal requesting the company to provide a report on the estimated impacts of a flat tax for the company); *Johnson & Johnson* (avail. Jan. 24, 2006) (same); *General Electric Co.* (avail. Jan. 17, 2006) (same); *PepsiCo* (avail. March 13, 2003) (proposal requesting the company to provide a report on each tax break that provides the company more than $5 million of tax savings); *Pfizer Inc.* (avail. Feb. 5, 2003) (same); *General Electric Co.* (avail. Feb. 15, 2000) (proposal requesting the company to provide a report on the financial benefits received by the company from various government provisions, including tax abatements and tax credits); *E.I. du Pont de Nemours & Co.* (avail. Oct. 16, 1992) (proposal requesting the company to reject tax-payer guaranteed loans, credits or subsidies); and *Taxaco Inc.* (avail. March 31, 1992) (same).

Consistent with these no-action letters, the Proposal implicates the above-described analytical framework and policy considerations of the Staff. The Company's tax planning and compliance is a day-to-day business operation of the Company that is inappropriate for direct shareholder oversight and is precisely the type of "matter of a complex nature upon which shareholders, as a group, [are not] in a position to make an informed judgment." The Staff concurred with the company in *General Electric* that "[c]orporate taxes are intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting."

In *Pfizer*, for example, the proponent requested a report explaining each tax break providing the company more than $5 million of tax savings, which the proponent characterized as "successful corporate tax avoidance." In its no-action request, the company explained that:

> [S]uch governmental incentive programs are widely available across multiple industries...in a variety of forms...and are intended to affect the day-to-day decisions of businesses for which such incentives are provided. To the extent Pfizer takes advantage of any such governmental incentive programs offering tax incentives to pharmaceutical companies, Pfizer management, like its competitors and counterparts in other industries, makes day-to-day business decisions on operational, financial, and capital investment matters in connection with such programs.

The proponent in *PepsiCo* sought similar information from the company, and the Staff concurred with the company that "the sources used by the [c]ompany to manage its effective tax rate are at the core of management's daily business planning and decision-making." While the actions taken by the Company to address its tax obligations, like all aspects of running a business, do involve some risk, and are therefore reviewed regularly by management and at least annually by the Board, such actions are, in fact, part of management's ordinary responsibilities directly related to the operation of the business. As stated by the company in *PepsiCo*, "[t]ax planning decisions are intricately connected to decisions made by management each day relating to business operations and financial reporting. Indeed, these decisions are critical aspects of the [c]ompany's proprietary, strategic planning which if disclosed to competitors would place the [c]ompany at a disadvantage in the marketplace."

The no-action letters cited above confirm the position consistently taken by the Staff that proposals involving a company's sources of financing are matters of ordinary business operations excludable under Rule 14a-8(i)(7). Because the Proposal encompasses, for instance, government programs offering tax incentives to the Company and other retailers, it involves the Company's "sources of financing" and is excludable for the same reason. For example, the Company may elect not to build a store in a transitional area because of the potential for losses to the Company. However, the local government may provide the Company a tax incentive related to the purchase of the land and the construction of the store that reduces the cost to the Company and the corresponding investment risk. Such tax incentives "minimize" the Company's "corporate income taxes" and represent a source of financing for the Company's operations.

Furthermore, the Company's management and board of directors seek frequent and fulsome advice from outside advisors in order to gain the requisite knowledge of tax rules and regulations that govern the Company's operations in order to make and understand tax risk assessment, tax planning and tax compliance. The Company, like many large international companies and as stated by the company in *Johnson & Johnson*, "is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring day-to-day compliance with existing tax laws and regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels."

To comply with the vast array of tax laws, rules and regulations to which it is subject by international, federal and state tax authorities, the Company maintains an extensive legal compliance program and devotes significant time, human resources and expense to such program. The Staff consistently has permitted companies to exclude proposals relating to their legal compliance programs on grounds that a company's compliance with laws and regulations is a matter of ordinary business operations. See, *e.g. Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010) (proposal related to the Company's ethics code and its compliance with securities laws and SEC rules and regulations); *Johnson & Johnson* (avail. Feb. 22, 2010) (proposal related to procedures the company used to verify the employment eligibility of employees); and *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal related to the company's policies on product safety). The Proposal inappropriately seeks to interfere with the Company's day-to-day management of its legal compliance with tax laws, rules and regulations in the ordinary course of the Company's business.

The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is an attempt to engage the Company in a political or legislative process related to an aspect of the Company's business operations.

The Staff has also consistently permitted exclusion of proposals under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. See, *e.g. Verizon Communications Inc.* (avail. Jan. 31, 2006) (proposal requesting the company to provide a report on the estimated impacts of a flat tax for the company); *Johnson & Johnson* (avail. Jan. 24, 2006) (same); *International Business Machines Corporation* (avail. Mar. 2, 2000) (proposal seeking to establish a board committee to evaluate the impact on the company of pension-related proposals being considered by federal policy makers); *Pacific Enterprises* (avail. Feb. 12, 1996) (proposal asking the company to dedicate resources towards ending California utility deregulation); *Pepsico, Inc.* (avail. Mar. 7, 1991) (proposal seeking an evaluation of the impact on the company of various health care reform proposals); *Dole Food Company* (Feb. 10, 1992) (same); and *GTE Corporation* (Feb. 10, 1992) (same).

Here, the Proponent is attempting to engage the Company in the Proponent's campaign to expand corporate taxation and to limit the ability of companies to take advantage of tax incentives and other measures to reduce tax liability. The Proponent's supporting statement explicitly advocates tax reform, stating "[e]ach year, approximately $60 billion in US tax revenue is lost to companies' income shifting...[and, t]he US faces a large medium-term federal budget deficit and an unsustainable long-term fiscal gap." Similarly, in *Verizon*, the proponent used the supporting statement to advance its agenda with respect to the implementation of the flat tax. Both the Proposal submitted by the Proponent and the proposal in *Verizon* appear on their face to be neutral requests for a board evaluation, but the supporting statements indicate the true intent of the proponents to engage the companies in the political or legislative process with respect to a particular issue. As stated in *Verizon*, "the [p]roponent clearly wants to commandeer [Verizon's] resources to pursue the [p]roponent's agenda in public policy discussions relating to the nation's tax policy." The Proposal is a like attempt by the Proponent to advance a specific political objective, namely the expansion of corporate taxation. Because the Proposal attempts to "commandeer [the Company's] resources to pursue the [P]roponent's agenda" of expanding corporate taxation and thereby engage the Company in the political and legislative processes related to these matters, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

The Company, like many large international companies and as stated by the company in *Johnson & Johnson*, "is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring day-to-day compliance with existing tax laws and regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels." The Proposal inappropriately seeks to interfere with the Company's day-to-day management of such issues in the ordinary course of the Company's business.

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2011 Proxy Materials in reliance on paragraph (i)(7) of Rule 14a-8, and the Company respectfully requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and facsimile number is (770) 384-5842 and the Proponent's facsimile number is (202) 223-3255. If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: AFSCME Employees Pension Plan

1932739v1

<u>Exhibit A</u>

The Proposal and Related Correspondence


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 7, 2010

VIA OVERNIGHT MAIL and FAX (770) 431-2685
The Home Depot, Inc.
2455 Paces Ferry Road, Building C-22
Atlanta, Georgia 30339
Attention: Jack A. VanWoerkom Executive Vice President, General Counsel, Corporate Secretary

Dear Mr. VanWoerkom:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of The Home Depot, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 12,174 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that shareholders of The Home Depot, Inc. ("HD") request that HD's board of directors annually assess the risks created by the actions HD takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

Supporting Statement:

HD has $659 million set aside for tax reserves. HD's tax returns for 2005 – 2007 are under audit by the IRS. Fiscal year 2006 is under audit by Canadian authorities. There are ongoing audits by state and local governments as well as non-US governments for 2002 – 2008 (HD 2009 10-K, pgs. 47 – 48).

HD has received negative publicity because it pays fees to its Delaware subsidiary Homer TLC ("Homer") which owns HD's trademarks, and then deducts the fees as business expenses from state tax returns. Homer's income is not subject to taxes in those states, nor is it subject to Delaware tax because Delaware does not tax income from intangible assets. Arizona ruled that HD could not deduct these payments to Homer, finding the two companies "interdependent to the extent that Homer has essentially no existence at all beyond its licensing of the Home Depot trademarks" (Home Depot USA Inc v. Arizona State Department of Revenue, June 25, 2009).

There is evidence that corporate tax avoidance can be harmful to shareholders. Professors Kim, Li and Zhang analyzed a large sample of US firms for the period 1995–2008 and found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Professors Desai and Dharmapala conclude that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

The IRS has adopted Schedule UTP (Uncertain Tax Positions) for tax years beginning on January 1, 2010. Companies must report all tax positions for which a reserve was recorded or which the company expects to litigate. The IRS may use this new information to conduct more targeted tax audits.

Each year, approximately $60 billion in US tax revenue is lost to companies' income shifting, according to a study published in December 2009 in *National Tax Journal* by Kimberly Clausing. The US faces a large medium-term federal budget deficit and an unsustainable long-term fiscal gap (*Choosing the Nation's Fiscal Future;* Committee on the Fiscal Future of the United States, 2010).

As the federal, state and local governments seek new sources of revenue to address concerns over budget shortfalls, companies that rely on tax avoidance practices could be exposed to greater risk and decreasing earnings.

An annual report to HD shareholders disclosing the board's assessment of the risks created by such strategies would allow shareholders to evaluate the risks to their investments.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 7, 2010

VIA OVERNIGHT MAIL and FAX (770) 431-2685
The Home Depot, Inc.
2455 Paces Ferry Road, Building C-22
Atlanta, Georgia 30339
Attention: Jack A. VanWoerkom Executive Vice President, General Counsel, Corporate Secretary

Dear Mr. VanWoerkom:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,


Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 7, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for HOME DEPOT <cusip 437076102>

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **12,174 shares of Home Depot** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Home Depot** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

From: Lisa Lindsley [mailto:LLindsley@afscme.org]
Sent: Thursday, December 23, 2010 11:50 AM
To: Dayhoff, Diane
Cc: John Keenan
Subject: follow-up on our shareholder resolution

Dear Diane,
Thank you for discussing with us the AFSCME shareholder resolution for Home Depot. As we agreed, we have compiled a list of questions regarding Home Depot's tax strategies. The answers to these questions will help us evaluate to what extent this is a real risk for shareholders.

We would like to receive a listing of the name and state (or country) of incorporation of all subsidiaries of Home Depot or affiliated corporations. Please provide the names of these subsidiaries, the purpose of each subsidiary, and whether the subsidiary receives royalty or interest income from other subsidiaries or the ultimate parent corporation. Please include information regarding which subsidiaries that own Home Depot's copyrights, trademarks, and patents.

Does Home Depot have a captive insurance company? What risks does it insure? Does it own any of Home Depot's patents or trademarks? How does Home Depot calculate the premiums it is paid by other members of the corporate group? What is its current level of assets?
Does Home Depot have an employee leasing company?
Does Home Depot collect sales taxes correctly in its stores in all 50 states, and on the internet?

What member of the corporate group owns Home Depot's stores in the United States? Does Home Depot treat this subsidiary/these subsidiaries as a REIT for state tax purposes?

Please provide the amounts that Home Depot has received of the following items for the most recent available year in each state where it operates:

- sales tax rebates
- sales tax vendor discounts
- property tax abatements

Please provide the number of times the company has challenged its property tax assessments in the past five years, how often have Home Depot's challenges been successful, and the amounts recovered in tax refunds.

Thanks for your assistance gathering this information. We look forward to speaking with you after the holidays.
Best regards,
Lisa Lindsley


AFSCME
We Make America Happen

www.afscme.org

Lisa Lindsley
Director
Capital Strategies
Research & Collective Bargaining Services

Tel: (202) 429-1275
Cell: (202) 701-9649
Fax: (202) 223-3255
Email: llindsley@afscme.org

1625 L Street, NW • Washington, DC 20036
American Federation of State, County and Municipal Employees, AFL-CIO